EXHIBIT 12

SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

(Unaudited)	Years Ended December 31,

	2004	2003	2002	2001	2000
EARNINGS
Pretax income - as reported	197,342	108,333	183,106	159,979	258,562

Less: (Gain) or Loss on assets held for sale	—	—	—	—	(5,182)

Pretax income - adjusted	197,342	108,333	183,106	159,979	253,380

Add: Fixed charges	61,403	66,329	67,128	67,183	76,094
Amortization of capitalized interest	1,868	1,868	2,136	2,403	1,209

Total Earnings	260,613	176,530	252,370	229,565	330,683

Less: Capitalized Interest	(1,535)	(2,000)	(1,750)	(2,085)	(3,449)

Adjusted Earnings	259,078	174,530	250,620	227,480	327,234

FIXED CHARGES
Interest expense	47,463	52,399	54,196	52,217	59,604
Capitalized interest	1,535	2,000	1,750	2,085	3,449
Amortization of bond discounts	538	597	615	711	508
Portion of rents representative of the interest factor	11,867	11,333	10,567	12,170	12,533

Total Fixed Charges	61,403	66,329	67,128	67,183	76,094

Ratio of Earnings to Fixed Charges	4.22	2.63	3.73	3.39	4.30